PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza
Houston, TX 77046 -1173

713.626.1919
www.invesco.com

November 22, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Seamus O’Brien

Re:	AIM International Mutual Funds (Invesco International Mutual Funds) (the “Registrant”)
Registration Statement on Form N-1A (File Nos. 811-06463; 033-44611)
Request for Acceleration

Dear Mr. O’Brien:

On behalf of the above-referenced Registrant and its principal underwriter, Invesco Distributors, Inc., pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), we respectfully request that the effectiveness of Post-Effective Amendment Nos. 105/107 to the Registrant’s Registration Statement on Form N-1A, filed on October 10, 2024 (Accession No. 0001104659-24-107745) (the “Amendment”), be accelerated to November 27, 2024, or as soon as practicable thereafter.

The Amendment was filed to register Class R shares of Invesco EQV Asia Pacific Equity Fund, a series of the Registrant. It is our understanding that you have previously discussed the possible acceleration of the Amendment with Claire Olivar of Stradley Ronon Stevens & Young, LLP.

Please direct questions or comments relating to this request to Ms. Olivar at (215) 564-8681 or, in her absence, to Adrienne Ruffle, Associate General Counsel at Invesco, at (212) 323-5231.

AIM International Mutual Funds (Invesco International Mutual Funds)	Invesco Distributors, Inc.

By: /s/ Adrienne Ruffle	By: /s/ Melanie Ringold
Name: Adrienne Ruffle	Name: Melanie Ringold
Title: Assistant Secretary	Title: Secretary